Exhibit 99.1

Press Release	Media Contact Fresenius Medical Care Group Matthias Link T +49 6172 609-2872 matthias.link@fresenius.com

Fresenius Medical Care North America Brad Puffer T +1 781 699-3331 brad.puffer@fmc-na.com

July 10, 2019	Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

Fresenius Medical Care sees U.S. plans for changes to kidney disease care as positive reinforcement of company’s strategy

Fresenius Medical Care, the world’s largest provider of dialysis products and services, is pleased the U.S. administration’s plans for changing the way care is provided to people with kidney disease supports its existing strategy. The company has long worked on various initiatives to promote home dialysis, improve access to transplants, and develop new, value-based care models for chronic kidney disease patients.

Rice Powell, CEO of Fresenius Medical Care, said: “We congratulate the Administration on today’s announcement and celebrate the proposed initiatives as a win for our patients and for the 30 million Americans living with kidney disease. We are committed to continuously improving the quality of life of patients affected by kidney disease and have already established initiatives to improve prevention, offer more flexible treatment options, introduce value-based care models and promote organ donation —in the United States and abroad.

We share the U.S. Administration’s commitment to expanding access to home dialysis, transplantation and new models of value-based care for chronic kidney disease, and we see it as an endorsement of our initiatives. We invest constantly in innovation and will continue to do so in order to further develop the healthcare system. The proposed reimbursement models and new incentives will help foster further innovation and support a healthcare delivery system structure that is closely attuned to the needs of our patients.

Our recent merger with NxStage, which makes the leading hemodialysis machine for home use, is just one piece of a focused effort to educate patients and physicians around the benefits of home treatment and provide industry leading solutions to enable them to do so. We are also investing in technologies for the future, including new innovations for remote patient monitoring and telehealth that, combined with predictive analytics and artificial intelligence, will make it easier to help patients between visits to a doctor and avoid unnecessary hospitalizations.

We welcome reimbursement reforms that facilitate investments in care models designed to improve outcomes and help reduce costs, two goals to which more use of home dialysis and transplants can equally contribute. We will carefully review the U.S. administration’s proposal and contribute to developing the framework that offers the best possible conditions and greatest benefit for patients.”

Fresenius Medical Care’s Global Medical Office conducts research in various fields of prevention and the use of clinical data to develop optimal treatment paths while avoiding unnecessary and expensive complications.

The company is also active in the field of regenerative medicine, and is a pioneer in testing flat-rate and value-based reimbursement models. The End Stage Renal Disease Seamless Care Organizations (ESCOs) of Fresenius Medical Care, which were established in close cooperation with the U.S. Centers for Medicare & Medicaid Services (CMS), have already achieved improved treatment outcomes and cost savings.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,971 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 336,716 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.